UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO Sec. 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
Sec. 240.13d-2(a)

(Amendment No. )1

Ciber Inc.
(Name of Issuer)

Common Stock, Par Value $.01
(Title of Class of Securities)

0000918581
(CUSIP Number)

BRADLEY S. VIZI
LEGION PARTNERS ASSET MANAGEMENT, LLC
9401 Wilshire Blvd, Suite 705
Beverly Hills, CA 90212
(424) 253-1775
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Sec. 240.13d-7 for other parties to whom copies are to be sent.

_______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,515,427
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,515,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,515,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 265,353
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 265,353
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,353
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <1%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Legion Partners Special Opportunities, L.P. III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,575,333
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,575,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,575,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,356,113
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,356,113
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,356,113
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,356,113
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,356,113
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,356,113
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,356,113
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,356,113
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,356,113
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Bradley S. Vizi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,356,113
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,356,113
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,356,113
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,356,113
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,356,113
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,356,113
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,356,113
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,356,113
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,356,113
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of Ciber Inc, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 6312 S Fiddler’s Green Circle, Suite 600E, Greenwood Village, Colorado 80111.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Legion Partners, L.P. I, a Delaware limited partnership (“Legion Partners I”);

(ii)	Legion Partners, L.P. II, a Delaware limited partnership (“Legion Partners II”);

(iii)	Legion Partners Special Opportunities, L.P. III, a Delaware limited partnership (“Legion Partners Special III”);

(iv)	Legion Partners, LLC, a Delaware limited liability company, which serves as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special III;

(v)
Legion Partners Asset Management, LLC, a Delaware limited liability company (“Legion Partners Asset Management”), which serves as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special III;

(vi)
Legion Partners Holdings, LLC, a Delaware limited liability company (“Legion Partners Holdings”), which serves as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC;

(vii)	Bradley S. Vizi, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings;

(viii)	Christopher S. Kiper, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings; and

(ix)	Raymond White, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 9401 Wilshire Boulevard, Suite 705, Beverly Hills, California 90212.

(c)           The principal business of each of Legion Partners I, Legion Partners II and Legion Partners Special III is investing in securities.  The principal business of Legion Partners, LLC is serving as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special III.  The principal business of Legion Partners Asset Management is managing investments in securities and serving as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special III.  The principal business of Legion Partners Holdings is serving as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC.  The principal occupation of each of Messrs. Vizi, Kiper and White is serving as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Vizi, Kiper and White are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Legion Partners I, Legion Partners II and Legion Partners Special III were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.  The aggregate purchase price of the 2,515,427 Shares owned directly by Legion Partners I is approximately $5,454,676, including brokerage commissions.  The aggregate purchase price of the 265,353 Shares owned directly by Legion Partners II is approximately $572,204, including brokerage commissions.  The aggregate purchase price of the 2,575,333 Shares owned directly by Legion Partners Special III is approximately $5,350,063, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 80,219,009 Shares outstanding as of February 11, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 18, 2016.

A.	Legion Partners I

(a)	As of the close of business on May 3, 2016, Legion Partners I beneficially owned 2,515,427 Shares.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,515,427
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,515,427

(c)	The transactions in the Shares by Legion Partners I during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Legion Partners II

(a)	As of the close of business on May 3, 2016, Legion Partners II beneficially owned 265,353 Shares.

Percentage: Approximately <1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 265,353
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 265,353

(c)	The transactions in the Shares by Legion Partners II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Legion Partners Special III

(a)	As of the close of business on May 3, 2016, Legion Partners Special III beneficially owned 2,575,333 Shares.

Percentage: Approximately 3.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,575,333
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,575,333

(c)	The transactions in the Shares by Legion Partners Special III during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Legion Partners, LLC

(a)
As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special III, Legion Partners, LLC may be deemed the beneficial owner of the (i) 2,515,427 Shares owned by Legion Partners I, (ii) 265,353 Shares owned by Legion Partners II, and (iii) 2,575,333 Shares owned by Legion Partners Special III.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,356,113
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,356,113

(c)
Legion Partners, LLC has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special III during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Legion Partners Asset Management

(a)
Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special III, may be deemed the beneficial owner of the (i) 2,515,427 Shares owned by Legion Partners I, (ii) 265,353 Shares owned by Legion Partners II, and (iii) 2,575,333 Shares owned by Legion Partners Special III.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,356,113
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,356,113

(c)
Legion Partners Asset Management has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special III during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Legion Partners Holdings

(a)
Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 2,515,427 Shares owned by Legion Partners I, (ii) 265,353 Shares owned by Legion Partners II, and (iii) 2,575,333 Shares owned by Legion Partners Special III.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,356,113
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,356,113

(c)
Legion Partners Holdings has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special III during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

G.	Messrs. Vizi, Kiper and White

(a)
Each of Messrs. Vizi, Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 2,515,427 Shares owned by Legion Partners I, (ii) 265,353 Shares owned by Legion Partners II, and (iii) 2,575,333 Shares owned by Legion Partners Special III.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,356,113
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,356,113

(c)
None of Messrs. Vizi, Kiper or White has entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special III during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 3, 2016 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Legion Partners I has sold short in over the counter market American-style put options, referencing 597,900 Shares, which have an exercise price of $2.50 per Share and expire on May 20, 2016. Legion Partners I has purchased in over the counter market American-style call options, referencing 64,000 Shares, which have an exercise price of $2.50 per Share and expire on May 20, 2016.

Legion Partners II has sold short in over the counter market American-style put options, referencing 49,000 Shares, which have an exercise price of $2.50 per Share and expire on May 20, 2016. Legion Partners II has purchased in over the counter market American-style call options, referencing 5,100 Shares, which have an exercise price of $2.50 per Share and expire on May 20, 2016.

Legion Partners Special III has sold short in over the counter market American-style put options, referencing 8,100 Shares, which have an exercise price of $2.50 per Share and expire on May 20, 2016. Legion Partners Special III has purchased in over the counter market American-style call options, referencing 900 Shares, which have an exercise price of $2.50 per Share and expire on May 20, 2016.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Legion Partners, L.P. I, Legion Partners, L.P. II, Legion Partners Special Opportunities, L.P. III, Legion Partners, LLC, Legion Partners Asset Management, LLC, Legion Partners Holdings, LLC, Bradley S. Vizi, Christopher S. Kiper and Raymond White, dated May 3, 2016.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 3, 2016

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

Legion Partners Special Opportunities, L.P. II,

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

Legion Partners, LLC

By:	Legion Partners Holdings, LLC Managing Member

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

/s/ Bradley S. Vizi
Bradley S. Vizi

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

LEGION PARTNERS, L.P. I
							Commission	Purchase /
	Ticker or	Buy/	Trade	# of	# of		& Other	Sale
Ticker	Option	Sell	Date	Shares	Options	Price	Trading Fees	Total Cost	Notes

CBR	CBR	BUY	3/21/16	4,187		$1.98	$42	$8,348
CBR	CBR	BUY	3/31/16	54,337		$2.12	$543	$115,558
CBR	CBR	BUY	4/1/16	47,799		$2.11	$478	$101,248
CBR	CBR	BUY	4/1/16	175,243		$2.11	$1,757	$371,520
CBR	CBR	BUY	4/4/16	67,321		$2.11	$673	$142,842
CBR	CBR	BUY	4/4/16	45,466		$2.11	$460	$96,357
CBR	CBR	BUY	4/5/16	34,153		$2.09	$342	$71,766
CBR	CBR	BUY	4/5/16	6,969		$2.10	$105	$14,739
CBR	CBR	BUY	4/6/16	59,635		$2.09	$596	$125,389
CBR	CBR	BUY	4/7/16	18,729		$2.10	$187	$39,604
CBR	CBR	BUY	4/7/16	43,832		$2.10	$443	$92,534
CBR	CBR	BUY	4/8/16	74,846		$2.12	$748	$159,452
CBR	CBR	BUY	4/8/16	45,638		$2.11	$461	$96,758
CBR	CBR	BUY	4/11/16	14,513		$2.13	$145	$31,053
CBR	CBR	BUY	4/11/16	32,642		$2.12	$331	$69,552
CBR	CBR	BUY	4/12/16	30,943		$2.12	$309	$65,949
CBR	CBR	BUY	4/12/16	43,385		$2.12	$439	$92,528
CBR	CBR	BUY	4/13/16	27,474		$2.24	$275	$61,817
CBR	CBR	BUY	4/13/16	27,382		$2.21	$279	$60,883
CBR	CBR	BUY	4/14/16	60,126		$2.23	$601	$134,652
CBR	CBR	BUY	4/14/16	68,457		$2.21	$690	$151,980
CBR	CBR	BUY	4/14/16	42,991		$2.21	$435	$95,634
CBR	CBR May $2.5 P	SHORT	4/15/16		-913	$0.35	$1,184	($30,771)
CBR	CBR	BUY	4/15/16	14,148		$2.25	$141	$31,967
CBR	CBR	BUY	4/15/16	23,001		$2.24	$235	$51,654
CBR	CBR May $2.5 P	SHORT	4/18/16		-913	$0.34	$1,184	($29,402)
CBR	CBR	BUY	4/18/16	45,638		$2.22	$461	$101,778
CBR	CBR	BUY	4/18/16	4,282		$2.21	$43	$9,504
CBR	CBR	BUY	4/18/16	61,246		$2.21	$617	$136,241
CBR	CBR May $2.5 P	SHORT	4/19/16		-912	$0.31	$1,182	($27,090)
CBR	CBR	BUY	4/19/16	5,713		$2.22	$57	$12,733
CBR	CBR May $2.5 P	SHORT	4/20/16		-55	$0.30	$57	($1,593)
CBR	CBR	BUY	4/20/16	56,375		$2.22	$564	$125,750
CBR	CBR May $2.5 P	SHORT	4/21/16		-495	$0.30	$649	($14,201)
CBR	CBR	BUY	4/21/16	30,212		$2.21	$302	$66,989
CBR	CBR May $2.5 P	SHORT	4/22/16		-228	$0.30	$299	($6,541)
CBR	CBR	BUY	4/22/16	12,733		$2.21	$127	$28,328
CBR	CBR May $2.5 P	SHORT	4/25/16		-457	$0.30	$595	($13,115)
CBR	CBR May $2.5 C	BUY	4/25/16		212	$0.05	$221	$1,281
CBR	CBR	BUY	4/25/16	23,732		$2.29	$237	$54,524
CBR	CBR	BUY	4/25/16	45,638		$2.25	$461	$103,147
CBR	CBR	BUY	4/25/16	27,457		$2.23	$280	$61,520
CBR	CBR May $2.5 P	SHORT	4/26/16		-912	$0.25	$1,182	($21,618)
CBR	CBR	BUY	4/26/16	75,038		$2.29	$750	$172,295
CBR	CBR May $2.5 P	SHORT	4/27/16		-685	$0.25	$889	($16,236)
CBR	CBR May $2.5 C	BUY	4/27/16		80	$0.05	$83	$483
CBR	CBR	BUY	4/27/16	83,996		$2.30	$840	$194,081
CBR	CBR	BUY	4/27/16	45,638		$2.32	$461	$106,342
CBR	CBR	BUY	4/28/16	83,133		$2.31	$831	$192,802
CBR	CBR	BUY	4/28/16	91,275		$2.32	$918	$212,676
CBR	CBR	BUY	4/28/16	109,851		$2.31	$1,104	$255,178
CBR	CBR May $2.5 P	SHORT	4/29/16		-238	$0.25	$312	($5,638)
CBR	CBR May $2.5 C	BUY	4/29/16		90	$0.05	$94	$544
CBR	CBR	BUY	4/29/16	17,799		$2.28	$178	$40,758
CBR	CBR	BUY	4/29/16	223,443		$2.29	$2,239	$514,237
CBR	CBR May $2.5 P	SHORT	5/2/16		-11	$0.25	$11	($264)
CBR	CBR May $2.5 C	BUY	5/2/16		193	$0.05	$201	$1,166
CBR	CBR	BUY	5/2/16	40,692		$2.29	$407	$93,730
CBR	CBR	BUY	5/2/16	94,013		$2.30	$945	$216,978
CBR	CBR	BUY	5/2/16	45,736		$2.30	$462	$105,655
CBR	CBR May $2.5 P	SHORT	5/3/16		-160	$0.25	$212	($3,788)
CBR	CBR May $2.5 C	BUY	5/3/16		65	$0.05	$68	$393
CBR	CBR	BUY	5/3/16	92,543		$2.32	$925	$215,681
CBR	CBR	BUY	5/3/16	91,473		$2.32	$920	$213,137
CBR	CBR	BUY	5/3/16	44,554		$2.31	$451	$103,219

LEGION PARTNERS, L.P. II
							Commission	Purchase /
	Ticker or	Buy/	Trade	# of	# of		& Other	Sale
Ticker	Option	Sell	Date	Shares	Options	Price	Trading Fees	Total Cost	Notes

CBR	CBR	BUY	3/21/16	813		$1.98	$8	$1,621
CBR	CBR	BUY	3/31/16	10,553		$2.12	$106	$22,443
CBR	CBR	BUY	4/1/16	9,076		$2.11	$91	$19,225
CBR	CBR	BUY	4/1/16	33,277		$2.11	$338	$70,552
CBR	CBR	BUY	4/4/16	12,784		$2.11	$128	$27,125
CBR	CBR	BUY	4/4/16	8,634		$2.11	$91	$18,302
CBR	CBR	BUY	4/5/16	6,485		$2.09	$65	$13,627
CBR	CBR	BUY	4/5/16	1,323		$2.10	$20	$2,798
CBR	CBR	BUY	4/6/16	11,324		$2.09	$113	$23,810
CBR	CBR	BUY	4/7/16	3,557		$2.10	$36	$7,522
CBR	CBR	BUY	4/7/16	8,324		$2.10	$88	$17,577
CBR	CBR	BUY	4/8/16	6,123		$2.12	$61	$13,044
CBR	CBR	BUY	4/8/16	3,733		$2.11	$42	$7,919
CBR	CBR	BUY	4/11/16	1,187		$2.13	$12	$2,540
CBR	CBR	BUY	4/11/16	2,670		$2.12	$32	$5,694
CBR	CBR	BUY	4/12/16	2,531		$2.12	$25	$5,394
CBR	CBR	BUY	4/12/16	3,549		$2.12	$40	$7,574
CBR	CBR	BUY	4/13/16	2,248		$2.24	$22	$5,058
CBR	CBR	BUY	4/13/16	2,241		$2.21	$27	$4,987
CBR	CBR	BUY	4/14/16	4,919		$2.23	$49	$11,016
CBR	CBR	BUY	4/14/16	5,600		$2.21	$61	$12,437
CBR	CBR	BUY	4/14/16	3,517		$2.21	$40	$7,828
CBR	CBR May $2.5 P	SHORT	4/15/16		-75	$0.35	$102	($2,523)
CBR	CBR	BUY	4/15/16	1,157		$2.25	$12	$2,614
CBR	CBR	BUY	4/15/16	1,882		$2.24	$24	$4,231
CBR	CBR May $2.5 P	SHORT	4/18/16		-74	$0.34	$101	($2,378)
CBR	CBR	BUY	4/18/16	3,733		$2.22	$42	$8,330
CBR	CBR	BUY	4/18/16	350		$2.21	$5	$778
CBR	CBR	BUY	4/18/16	5,010		$2.21	$55	$11,149
CBR	CBR May $2.5 P	SHORT	4/19/16		-75	$0.31	$102	($2,223)
CBR	CBR	BUY	4/19/16	467		$2.22	$5	$1,041
CBR	CBR May $2.5 P	SHORT	4/20/16		-5	$0.30	$5	($145)
CBR	CBR	BUY	4/20/16	4,612		$2.22	$46	$10,288
CBR	CBR May $2.5 P	SHORT	4/21/16		-40	$0.30	$57	($1,143)
CBR	CBR	BUY	4/21/16	2,472		$2.21	$25	$5,481
CBR	CBR May $2.5 P	SHORT	4/22/16		-19	$0.30	$30	($540)
CBR	CBR	BUY	4/22/16	1,042		$2.21	$10	$2,318
CBR	CBR May $2.5 P	SHORT	4/25/16		-37	$0.30	$53	($1,057)
CBR	CBR May $2.5 C	BUY	4/25/16		17	$0.05	$18	$103
CBR	CBR	BUY	4/25/16	1,941		$2.29	$19	$4,459
CBR	CBR	BUY	4/25/16	3,733		$2.25	$42	$8,442
CBR	CBR	BUY	4/25/16	2,246		$2.23	$27	$5,037
CBR	CBR May $2.5 P	SHORT	4/26/16		-75	$0.25	$102	($1,773)
CBR	CBR	BUY	4/26/16	6,139		$2.29	$61	$14,096
CBR	CBR May $2.5 P	SHORT	4/27/16		-56	$0.25	$77	($1,323)
CBR	CBR May $2.5 C	BUY	4/27/16		7	$0.05	$7	$42
CBR	CBR	BUY	4/27/16	6,871		$2.30	$69	$15,876
CBR	CBR	BUY	4/27/16	3,733		$2.32	$42	$8,703
CBR	CBR	BUY	4/28/16	6,801		$2.31	$68	$15,773
CBR	CBR	BUY	4/28/16	7,467		$2.32	$80	$17,403
CBR	CBR	BUY	4/28/16	8,987		$2.31	$95	$20,881
CBR	CBR May $2.5 P	SHORT	4/29/16		-20	$0.25	$31	($469)
CBR	CBR May $2.5 C	BUY	4/29/16		7	$0.05	$7	$42
CBR	CBR	BUY	4/29/16	1,456		$2.28	$15	$3,334
CBR	CBR	BUY	4/29/16	18,279		$2.29	$188	$42,072
CBR	CBR May $2.5 P	SHORT	5/2/16		-1	$0.25	$5	($20)
CBR	CBR May $2.5 C	BUY	5/2/16		15	$0.05	$16	$91
CBR	CBR	BUY	5/2/16	3,234		$2.29	$32	$7,449
CBR	CBR	BUY	5/2/16	7,472		$2.30	$80	$17,250
CBR	CBR	BUY	5/2/16	3,635		$2.30	$41	$8,402
CBR	CBR May $2.5 P	SHORT	5/3/16		-13	$0.25	$22	($303)
CBR	CBR May $2.5 C	BUY	5/3/16		5	$0.05	$5	$30
CBR	CBR	BUY	5/3/16	7,355		$2.32	$74	$17,142
CBR	CBR	BUY	5/3/16	7,270		$2.32	$78	$16,944
CBR	CBR	BUY	5/3/16	3,541		$2.31	$40	$8,208

LEGION PARTNERS SPECIAL OPPORTUNITIES, L.P. III
							Commission	Purchase /
	Ticker or	Buy/	Trade	# of	# of		& Other	Sale
Ticker	Option	Sell	Date	Shares	Options	Price	Trading Fees	Total Cost	Notes

CBR	CBR	BUY	4/5/16	535,170		$2.08	$2,681	$1,113,159
CBR	CBR	BUY	4/5/16	2,000,000		$2.08	$0	$4,150,000
CBR	CBR	BUY	4/5/16	2,762		$2.09	$28	$5,804
CBR	CBR	BUY	4/5/16	564		$2.10	$8	$1,193
CBR	CBR	BUY	4/6/16	4,822		$2.09	$48	$10,139
CBR	CBR	BUY	4/7/16	1,514		$2.10	$15	$3,202
CBR	CBR	BUY	4/7/16	3,544		$2.10	$40	$7,486
CBR	CBR	BUY	4/8/16	1,031		$2.12	$10	$2,196
CBR	CBR	BUY	4/8/16	629		$2.11	$11	$1,338
CBR	CBR	BUY	4/11/16	200		$2.13	$5	$431
CBR	CBR	BUY	4/11/16	450		$2.12	$10	$964
CBR	CBR	BUY	4/12/16	426		$2.12	$5	$909
CBR	CBR	BUY	4/12/16	598		$2.12	$11	$1,280
CBR	CBR	BUY	4/13/16	378		$2.24	$5	$852
CBR	CBR	BUY	4/13/16	377		$2.21	$9	$843
CBR	CBR	BUY	4/14/16	828		$2.23	$8	$1,854
CBR	CBR	BUY	4/14/16	943		$2.21	$14	$2,098
CBR	CBR	BUY	4/14/16	592		$2.21	$11	$1,322
CBR	CBR May $2.5 P	SHORT	4/15/16		-12	$0.35	$20	($400)
CBR	CBR	BUY	4/15/16	195		$2.25	$5	$444
CBR	CBR	BUY	4/15/16	317		$2.24	$8	$717
CBR	CBR May $2.5 P	SHORT	4/18/16		-13	$0.34	$22	($414)
CBR	CBR	BUY	4/18/16	629		$2.22	$11	$1,408
CBR	CBR	BUY	4/18/16	59		$2.21	$5	$135
CBR	CBR	BUY	4/18/16	844		$2.21	$13	$1,882
CBR	CBR May $2.5 P	SHORT	4/19/16		-13	$0.31	$22	($381)
CBR	CBR	BUY	4/19/16	79		$2.22	$5	$180
CBR	CBR	BUY	4/20/16	777		$2.22	$8	$1,733
CBR	CBR May $2.5 P	SHORT	4/21/16		-7	$0.30	$14	($196)
CBR	CBR	BUY	4/21/16	416		$2.21	$5	$923
CBR	CBR May $2.5 P	SHORT	4/22/16		-3	$0.30	$9	($81)
CBR	CBR	BUY	4/22/16	175		$2.21	$5	$393
CBR	CBR May $2.5 P	SHORT	4/25/16		-6	$0.30	$13	($167)
CBR	CBR May $2.5 C	BUY	4/25/16		3	$0.05	$5	$20
CBR	CBR	BUY	4/25/16	327		$2.29	$5	$753
CBR	CBR	BUY	4/25/16	629		$2.25	$11	$1,427
CBR	CBR	BUY	4/25/16	378		$2.23	$9	$852
CBR	CBR May $2.5 P	SHORT	4/26/16		-13	$0.25	$22	($303)
CBR	CBR	BUY	4/26/16	1,034		$2.29	$10	$2,374
CBR	CBR May $2.5 P	SHORT	4/27/16		-9	$0.25	$17	($208)
CBR	CBR May $2.5 C	BUY	4/27/16		1	$0.05	$5	$10
CBR	CBR	BUY	4/27/16	1,157		$2.30	$12	$2,673
CBR	CBR	BUY	4/27/16	629		$2.32	$11	$1,471
CBR	CBR	BUY	4/28/16	1,145		$2.31	$11	$2,655
CBR	CBR	BUY	4/28/16	1,258		$2.32	$18	$2,936
CBR	CBR	BUY	4/28/16	1,513		$2.31	$20	$3,520
CBR	CBR May $2.5 P	SHORT	4/29/16		-3	$0.25	$9	($66)
CBR	CBR May $2.5 C	BUY	4/29/16		1	$0.05	$5	$10
CBR	CBR	BUY	4/29/16	245		$2.28	$5	$564
CBR	CBR	BUY	4/29/16	3,078		$2.29	$36	$7,089
CBR	CBR May $2.5 C	BUY	5/2/16		3	$0.05	$5	$20
CBR	CBR	BUY	5/2/16	559		$2.29	$6	$1,288
CBR	CBR	BUY	5/2/16	1,292		$2.30	$18	$2,987
CBR	CBR	BUY	5/2/16	629		$2.30	$11	$1,458
CBR	CBR May $2.5 P	SHORT	5/3/16		-2	$0.25	$8	($42)
CBR	CBR May $2.5 C	BUY	5/3/16		1	$0.05	$5	$10
CBR	CBR	BUY	5/3/16	1,272		$2.32	$13	$2,965
CBR	CBR	BUY	5/3/16	1,257		$2.32	$18	$2,934
CBR	CBR	BUY	5/3/16	612		$2.31	$11	$1,423